UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Tax ID (“CNPJ/MF”) 06.057.223/0001-71

NIRE 3330027290-9

INFORMATION ON THE CAPITAL INCREASE DUE TO THE COMPANY’S STOCK OPTION PLAN, APPROVED BY THE BOARD OF DIRECTORS IN THE MEETING HELD ON DECEMBER 11th, 2024.

In compliance with article 33, XXXI of CVM Resolution No 80/22, as amended, Sendas Distribuidora S.A. (the “Company”) hereby provides the information required in the Exhibit E of such Resolution, regarding the capital increase approved by the Company’s Board of Directors on December 11th, 2024, due to the exercise of stock options granted to certain employees under the Company’s stock option plans, as follows:

1.       Date of the shareholders meeting in which the stock option plan was approved

On December 31st, 2020, our shareholders approved, in an Extraordinary Shareholders Meeting, the creation of the Stock Option Plan (“Stock Option Plan”).

2.       Amount of the capital increase and new capital stock

The approved capital increase is R$ 707.67 (seven hundred and seven reais and sixty-seven cents).

After the increase, the Company’s capital stock will be changed from the current R$ 1,271,694,365.82 (one billion, two hundred and seventy-one million, six hundred and ninety-four thousand, three hundred and sixty-five reais and eighty-two cents) to R$ 1,271,695,073.49 (one billion, two hundred and seventy-one million six hundred and ninety-five thousand and seventy-three reais and forty-nine centavos).

3.       Number of shares issued of each type and class

The capital increase was approved by means of the issuance of 70,767 (seventy thousand seven hundred and sixty-seven) common shares.

In accordance with the Company’s Bylaws, such common shares issued have the same characteristics, conditions and are granted the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

4.       Issuance price of the new shares

(i)	Exercise of Series B9: 22,325 (twenty-two thousand three hundred and twenty-five) common shares, at the issuance price of R$0.01 (one cent) per share;
(ii)	Exercise of Series B10: 28,657 (twenty-eight thousand six hundred and fifty-seven) common shares, at the issuance price of R$0.01 (one cent) per share; and
(iii)	Exercise of Series B11: 19,785 (nineteen thousand seven hundred and eighty-five) common shares, at the issuance price of R$0.01 (one cent) per share.

5.       Percentage of potential dilution resulting from the issuance

Percentage of dilution of – 0.0052334108214924%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.